D
PC

The Commonwealth of Massachusetts

William Francis Galvin
Secretary of the Commonwealth
One Ashburton Place, Boston, Massachusetts 02108-1512

FORM MUST BE TYPED **Articles of Amendment** FORM MUST BE TYPED

(General Laws Chapter 156D, Section 10.06; 950 CMR 113.34)

(1) Exact name of corporation: Cyclerion Therapeutics, Inc.

(2) Registered office address: 155 Federal Street, Boston, MA 02110
(number, street, city or town, state, zip code)

(3) These articles of amendment affect article(s): Article IV
(specify the number(s) of article(s) being amended (I-VI))

(4) Date adopted: May 15, 2023
(month, day, year)

(5) Approved by:

(check appropriate box)

☐ the incorporators.

☐ the board of directors without shareholder approval and shareholder approval was not required.

☑ the board of directors and the shareholders in the manner required by law and the articles of organization.

(6) State the article number and the text of the amendment. Unless contained in the text of the amendment, state the provisions for implementing the exchange, reclassification or cancellation of issued shares.

Article IV(B) of the Corporation's Restated Articles of Organization is amended to include the following language as an introductory paragraph:

"Effective as of May 15, 2023, at 5:00 p.m. Eastern time (the "Effective Time"), every 20 shares of Common Stock of the Corporation issued and outstanding immediately before the Effective Time shall automatically, without further action on the part of the Corporation or any holder of Common Stock, be reclassified, combined, converted and changed into 1 fully paid and nonassessable share of Common Stock (the "Reverse Stock Split"). Notwithstanding the Reverse Stock Split, the authorized number of shares of Common Stock and the par value of the Common Stock after the Reverse Stock Split shall be the same as in effect immediately before the Reverse Stock Split. No fractional shares shall be issued in the Reverse Stock Split. In lieu of any fractional shares to which a stockholder of record would be entitled as a result of the Reverse Stock Split, the Board of Directors of the Corporation may in its sole discretion pay in money or property the value of any fractional shares or arrange for disposition of fractional shares by the stockholders."

In lieu of any fractional share to which the stockholder would otherwise be entitled, the Corporation shall pay cash in an amount equal to such fraction multiplied by the then fair market value of the Common Stock as determined by the Board of Directors of the Corporation.

P.C.

To change the number of shares and the par value, * if any, of any type, or to designate a class or series, of stock, or change a designation of class or series of stock, which the corporation is authorized to issue, complete the following:

Total authorized prior to amendment:

WITHOUT PAR VALUE		WITH PAR VALUE		
TYPE	NUMBER OF SHARES	TYPE	NUMBER OF SHARES	PAR VALUE

Total authorized after amendment:

WITHOUT PAR VALUE		WITH PAR VALUE		
TYPE	NUMBER OF SHARES	TYPE	NUMBER OF SHARES	PAR VALUE

(7) The amendment shall be effective at the time and on the date approved by the Division, unless a later effective date not more than 90 days from the date and time of filing is specified: ______________________________

**G.L. Chapter 156D eliminates the concept of par value, however a corporation may specify par value in Article III. See G.L. Chapter 156D, Section 6.21, and the comments relative thereto.*